February 28, 2013

Mr. Andrew D. Mew	VIA EDGAR
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Dear Mr. Mew:

     Krispy Kreme Doughnuts, Inc. (the “Company”) has received your letter dated February 19, 2013 (the “Comment Letter”) containing further comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s annual report on Form 10-K for the fiscal year ended January 29, 2012 (the “2012 Form 10-K”).

     The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the 2012 Form 10-K and in its other filings under the Securities Exchange Act of 1934, as amended. The Company acknowledges that comments of the Staff regarding the 2012 Form 10-K, or changes to disclosure in response to the Staff’s comments, do not foreclose the Commission from taking any action with respect to such filings. The Company also acknowledges that the Staff’s comments may not be asserted by the Company as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     For your convenience, we have reproduced each comment from the Comment Letter (in bold) immediately before the Company’s response.

Form 10-K for the Fiscal Year Ended January 29, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34

General and Administrative Expenses, page 44

1.	We read your response to comment 3 and believe you should revise your disclosure to characterize the out-of-period stock compensation charges as an accounting error. Refer to ASC Topic 250-50. Further, please provide us your complete materiality analysis behind your conclusion that the errors were immaterial for all periods presented along with the amounts and periods they are related to. Refer to SAB Topic Nos. 1M and 1N.

Response

     In its Annual Report on Form 10-K for the fiscal year ended February 3, 2013, the Company will revise its disclosure to characterize this item as a correction of an accounting error. The Company anticipates the revised disclosure will be substantially similar to the following (blacklined to the original disclosure in the 2012 Form 10-K):

General and administrative expenses in the fourth quarter of fiscal 2012 reflect a reversal of approximately $840,000 of remaining accruals for pledges to certain nonprofit organizations made in fiscal 2001 through 2004 which the Company determined for various reasons would not be honored, the effect of which was substantially offset by ~~certain out-of-period~~ charges to correct accounting errors arising in prior periods related to share-based compensation, as well as one-time costs associated with hiring a new executive officer.

     Attached hereto as Exhibit A is a summary setting forth the amounts of the share-based compensation errors and the periods to which they relate, together with the quantitative and qualitative factors considered by the Company in concluding that the errors were not material to the results of operations for any period presented.

2.	Refer to your statement in response 3 where you state, “In the fourth quarter of fiscal 2012, the Company decided that the remaining pledges would not be honored under any circumstances, and accordingly reversed the remaining accrual for such amounts, and disclosed in MD&A the effect of this unusual item on its results of operations.” In this regard, we are unclear why the entire accrual was not reversed in 2008 along with the settlements you discussed or why there were no further settlements subsequent to 2008. Please advise. In addition, tell us how the decision making process was made during the fourth quarter of 2012 to reverse the remaining accrual including how it was approval by you and the affected non-for-profit organizations and if the decision was recorded in board minutes for the fourth quarter of 2012. If so, please provide us all of the relevant board minutes related to this matter.

     In July of 2007 (the second quarter of fiscal 2008), the Company offered settlements to each of the not-for-profit organizations which had contacted the Company concerning the status of unpaid pledges.1 While the Company did not offer settlements to other organizations which had not contacted the Company, the Company did not conclude at the time that it would not honor those pledges, which totaled $838,000, and, accordingly, did not reverse the related accruals.

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1 A moratorium on payment of pledges was established in early calendar 2005 by the interim “turnaround” management firm engaged by the Board of Directors following the retirement of the Company’s former Chief Executive Officer and the Company’s announcement that it would restate its financial statements for fiscal 2004 to correct certain accounting errors.

     Subsequently, the Company’s financial condition deteriorated, and in April 2008, and again in April 2009, the Company had to negotiate amendments to its credit agreements to avoid violations of financial covenants contained in such agreements. These amendments involved payment of substantial fees to the lenders, increases in the rate of interest payable under the agreements, and reductions in the size of the credit facilities, all of which contributed to the financial strain on the Company. During this period, the Company continued to defer making a decision as to the resolution of the remaining pledges, and the amount accrued therefore remained unchanged.

     By fiscal 2011, the Company’s financial results had begun to improve, and the magnitude of such improvement rose dramatically in fiscal 2012. Those improvements caused, among other things, the Company to reconsider its approach to charitable giving generally. That reconsideration resulted in the decision in the fourth quarter of fiscal 2012 that the remaining pledges would not be honored under any circumstances, at which time the $838,000 accrual was reversed.2 The decision was made by the Company’s Chief Executive Officer. The decision was not required to be approved by the Company’s Board of Directors, but was reported to the Audit Committee of the Board at the Committee’s March 10, 2012 meeting. The minutes of that meeting include three items related to reversal of the accrual. First, the minutes include the following statement under the caption “Accounting and Reporting Update”: “On the issue of significant or unusual transactions, Mr. Muir stated that approximately $800,000 of unpaid charitable pledges, which had been accrued in FY04 and earlier years, have been reversed.” Second, a presentation provided to the Committee, and which is attached as an exhibit to the minutes, includes the following under the caption “Significant or Unusual Transactions/Events”:

  Reversed $838,000 accrual for charitable contributions dating from FY04 and earlier years
- In Q2 FY08, Company settled $420,000 of similar vintage pledges for $140,000, but deferred making a decision on the $838,000 balance
- In connection with establishing a new charitable contributions policy, in Q4 FY12 the Company determined it would not honor the remaining $838,000

2 Among other reasons, the Company decided the remaining pledges would not be honored because the missions of the related organizations, while worthwhile, were not consistent with the areas of emphasis on which the Company decided to focus its philanthropic efforts as part of its broad reconsideration of its charitable activities.

Third, the minutes of the meeting include the following under the caption “Report From Independent Auditors”: “Further discussion ensued regarding the accounting for the $800,000 charitable contribution reversal…”

     After consulting with its legal counsel regarding the statute of limitations, the Company neither sought nor obtained any approval of its decision from the organizations.

Kremeworks LLC and Subsidiary, page F-4

Independent Auditor’s Report, page F-5

     3. We read your response to comment 6 and await your amended filing.

     The Company filed with the Commission a Form 10-K/A containing the amended material on February 22, 2013.

______________

     We are appreciative of the Staff’s comments and believe we have fully responded to them. However, if you have any questions about any of our responses to your comments or require further explanation, please do not hesitate to call me at (336) 703-6934.

Sincerely,

KRISPY KREME DOUGHNUTS, INC.

By:	/s/ Douglas R. Muir
Douglas R. Muir
Chief Financial Officer

EXHIBIT A

KRISPY KREME DOUGHNUTS, INC.

SAB 99 ANALYSIS OF EFFECT OF UNCORRECTED ERRORS
RELATED TO SHARE-BASED COMPENSATION

						FY12
	FY07	FY08	FY09	FY10	FY11	Q1	Q2	Q3	Q4	Year
Pretax income (loss), as reported	(41,025)	(64,727)	(3,558)	418	8,857	9,436	10,875	5,212	4,835	30,358
Uncorrected errors in SBC accruals	153	(318)	(108)	(8)	(51)	(55)	(58)	(29)	474	332

Pretax income (loss), if restated	(40,872)	(65,045)	(3,666)	410	8,806	9,381	10,817	5,183	5,309	30,690

Uncorrected errors as a % of reported pretax income	-0.4%	0.5%	3.0%	-1.9%	-0.6%	-0.6%	-0.5%	-0.6%	9.8%	1.1%

Observations:

1.	Uncorrected errors are quantitatively immaterial to all years presented; maximum effect of error is 3% in FY09 which is not considered material to the year, particularly when viewed in light of the trend in earnings from FY07 to FY12, which is consistently upward

2.	While uncorrected errors are immaterial to all fiscal years, they are significant to results for Q4 of FY12, and therefore will be disclosed in accordance with ASC 250-10-45-27

3.	Uncorrected errors have no significant effect on the trend of reported earnings for either interim or annual periods

4.	Uncorrected errors do not mask a failure to meet analysts' estimates

5.	Uncorrected errors do not change a loss into a profit or vice versa

6.	Uncorrected errors have no disproportionate effect on any business segment of particular significance

7.	Uncorrected errors have no effect on Company's compliance with any regulatory requirement

8.	Uncorrected errors have no impact on Company's compliance with loan covenants or other contractual requirements

9.	Uncorrected errors have no impact on the compensation of any employee

10.	Uncorrected errors do not involve concealment of any unlawful activity

Conclusion:

There are no quantitative or qualitative factors which indicate the uncorrected share-based compensation errors are material to results for any period presented. Therefore, the Company has concluded that prior financial statements need not be restated and the cumulative error through the third quarter of fiscal 2012 may be corrected in the fourth quarter of fiscal 2012, with such correction disclosed in MD&A.